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                                                                      EXHIBIT 12

                       WILLIAMS COMMUNICATIONS GROUP, INC.

               COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES
               AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                      PREFERRED STOCK DIVIDEND REQUIREMENTS


                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                        ------------------------
                                                           2001          2000
                                                        ----------    ----------
                                                             (In thousands)
Earnings:
  Loss before income taxes                              $ (259,104)   $  (76,794)
  Add:
     Interest expense -- net                                82,483        51,383
     Rental expense representative of interest factor       30,895        32,010
     Minority interest in loss of consolidated
       subsidiaries                                         (6,608)       (4,500)
     Equity losses                                           5,901         3,067
                                                        ----------    ----------
       Total earnings (loss) as adjusted plus fixed
         charges                                        $ (146,433)   $    5,166
                                                        ==========    ==========
Fixed charges and combined fixed charges and
  preferred stock dividend requirements:
     Interest expense -- net                            $   82,483    $   51,383
     Capitalized interest                                   34,019        28,444
     Rental expense representative of interest factor       30,895        32,010
                                                        ----------    ----------
       Total fixed charges                                 147,397       111,837

     Preferred stock dividends and amortization of
       preferred stock issuance costs                        4,416            --
                                                        ----------    ----------
     Combined fixed charges and preferred stock
       dividend requirements                            $  151,813    $  111,837
                                                        ==========    ==========
Ratio of earnings to fixed charges                             (a)           (a)
                                                        ==========    ==========
Ratio of earnings to combined fixed charges and
  preferred stock dividend requirements                        (b)           (b)
                                                        ==========    ==========

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(a)  Earnings were inadequate to cover fixed charges by $293,830,000 and
     $106,671,000 for the three months ended March 31, 2001 and 2000, respectively.

(b) Earnings were inadequate to cover combined fixed charges and preferred stock dividend requirements by $298,246,000 and $106,671,000 for the three months ended March 31, 2001 and 2000, respectively.